                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2005



                        Commission File Number: 000-11743



                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X            Form 40-F
                              -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No   X
                              -----             -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                 ---------

                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
Announcement Regarding Corporate Split of Business Division                  3

Signature                                                                    5

Exhibit Index                                                                6

Exhibit 1 - Announcement Regarding Corporate Split of Business Division      7

           ANNOUNCEMENT REGARDING CORPORATE SPLIT OF BUSINESS DIVISION

     On December 27, 2005, we announced that our board of directors resolved to transfer the Dubleve sales division (responsible for the manufacture and sales of semi-custom intimate apparel) of Wacoal Corp., our wholly-owned subsidiary, to Wacoal Dubleve Corp., which is to be newly established through a corporate split transaction on April 1, 2006. Attached as Exhibit 1 hereto is an English translation of the release.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached announcement regarding the corporate split of a business division, and accompanying information, contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the sections entitled "1. Purpose of Corporate Split", and elsewhere in the attached announcement regarding the corporate split of a business division and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached announcement regarding the corporate split of a business division and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     - Our ability to further develop our catalog and Internet sales capabilities;

     - The highly competitive nature of our business and the strength of our competitors;

     -    Effects of seasonality on our business and performance;

     - Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

     - The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

     - Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

     - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached announcement regarding the corporate split of a business division and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached announcement regarding the corporate split of a business division and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         WACOAL HOLDINGS CORP.
                                         (Registrant)



                                         By: /s/ Ikuo Otani
                                             --------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning


Date: December 27, 2005

                                  EXHIBIT INDEX

                                                                           Page
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Exhibit 1 - Announcement Regarding Corporate Split of a Business Division    7